

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Alvaro Correa
Chief Financial Officer
Credicorp Ltd.
Banco de Crédito del Perú
Calle Centenario 156
Lo Molina
Lima 12, Perú

> **Re: Credicorp Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-14014**

Dear Mr. Correa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Item 3(D). Risk Factors, page 9</u>

1. We note from your disclosure on page 37 that proprietary trading has become an increasingly important part of BCP's business. Please include a risk factor in future filings that quantifies your proprietary trading business and describes the risks associated with that activity.

Recent legislation regarding the financial services industry…, page 15

2.   Please expand this risk factor in future filings to describe how the government measures
        you refer to are likely to increase your costs and explain what aspects of your business
        you will be required to change.

Item 4. Information on the Company, page 16

(B)(1) Business Overview – Introduction – Review of 2011, page 18

Banking segment, page 19

3.   We note your disclosure that the increase in provisions in 2011 did not indicate a
        deterioration of portfolio quality, but instead reflected the determination of provisions
        requirements based on the upper limit of the range defined by IFRS compliant internal
        modeling of reserves. We further note that in your discussion of your second quarter
        2012 results in your Form 6-K filed on August 8, 2012 you attributed the significant
        increase in provisions to your conservative policies for coverage of expected losses and
        explained that given that you are concentrating on penetrating untapped low-income
        sectors of the population, you decided to move towards the full coverage of the high end
        of the range of the expected losses determined using your internal models. Please
        address the following:

        •   Clarify whether your IFRS allowance methodology is based on an incurred loss or
            expected loss model.

        •   To the extent that the allowance for loan losses recorded in your IFRS financial
            statements are based on incurred losses, please clarify the statements made in your
            August 8, 2012 Form 6-K with respect to providing high coverage (95%) of expected
            losses within your allowance for loan losses.

        •   You also state in your August 8, 2012 Form 6-K that loan loss provisions were
            increased above those required by your regulator, which already included additional
            provisions for alignment to cover deterioration in the system. Please clarify for us the
            differences between your allowance model under IFRS and that required by your
            regulator.

        •   Revise your accounting policy disclosure in future filings to provide a more detailed
            description of your allowance model, particularly with respect to your collectively
            assessed allowance, and how qualitative factors are considered in the overall
            determination of your allowance. Please also explain how your allowance model
            produces a range of losses and how you determine which point in the range reflects
            your best estimate of probable incurred losses. Refer to paragraph AG86 of IAS 39.

- Ensure that your disclosure in future filings related to your allowance calculation reflects your accounting model under IFRS. In this regard, to the extent that you continue to refer to models based on expected losses or regulatory required provisions in future filings (including Forms 6-K), clarify the basis on which this information is being provided and reconcile these amounts to those calculated under IFRS.

(B)(12)(iii) Business Overview – Selected Statistical Information – Loan Portfolio, page 73

Classification of the Loan Portfolio Based on the Borrower's Payment Performance, page 81

4.   We note your disclosure on page 81 that you consider loans to be past due depending on their type, and that the trigger for past due classification can be anywhere from 15 days to 90 days past due. We also note that for consumer, mortgage and leasing loans, you only recognize payments as past due installments if the loan is less than 90 days past due, but that the entire amount of the loan is considered past due if any amount is past due more than 90 days, as required by SBS regulatory guidance. Please address the following:

- Given that you refer to past due loans (PDLs) in various disclosures throughout your Form 20-F, and provide a significant amount of focus on your PDLs and PDL ratios in your discussion of your second quarter 2012 results included in your Form 6-K filed on August 8, 2012, please revise future filings to provide more clarity around your definition of past due loans for each loan type and ensure that your disclosures of PDLs and related ratios are made on a consistent basis.

- Clarify whether there are any loans overdue by 16 days or more that are not included in the tabular disclosure on page 82. For example, would a mortgage loan that is overdue by more than 16 days but not more than 90 days be included in the table? If not, please tell us how you determined that this presentation of past due loans presents meaningful information to investors as it does not appear to accurately depict the actual delinquency characteristics of your loan portfolio.

- Further with respect to your tabular disclosure on page 82, it would appear, based on your policy, that the amount disclosed as overdue 120 days or more represents the full balance of loans for which payments are overdue by more than 120 days, while the amount disclosed as overdue 16-119 days includes a combination of both past due installments (for loans less than 90 days past due) and full loan balances (for loans 90-119 days past due). In the interest of providing more meaningful and consistent disclosure under IFRS guidance, please revise your PDLs and related ratios in future filings to reflect the full amount of the loan for which payments are past due. To the extent that SBS regulations require that only the actual installments past due for certain loan categories be disclosed, consider providing this information in a footnote to your tabular disclosure(s).

- We note your disclosure of past due and impaired loans per IFRS 7 guidance on page F-98. Please explain how the SBS regulatory guidance related to recording and monitoring past due installment amounts versus entire loan balance past due amounts differs from the past due loan guidance in IFRS 7 for each loan type. Further, if a variance continues to exist between the past due loan amounts as disclosed on page 82 (or in various other disclosures throughout your filing) and the past due and impaired loan amounts as disclosed on page F-98, please revise your future filings to explain and/or reconcile between those two disclosures.

5. Please tell us how you have complied with the disclosures guidance set forth in Item III.C.1 of Industry Guide 3 with respect to your nonaccrual, past due and restructured loans. In this regard, please address the following:

- We note from your disclosure that you suspend interest income when collection of loans is doubtful, when loans are overdue by more than 90 days, or when a borrower or securities issuer defaults earlier than 90 days. Please revise your disclosure in future filings to clarify whether you have any loans that are overdue by more than 90 days but are still accruing interest and disclose the amount of such loans pursuant to Item III.C.1 of Industry Guide 3.

- We note that you disclose a measure of nonperforming loans in your Form 6-K filed on August 8, 2012; however, we did not note similar disclosure in your Form 20-F, nor could we locate a definition of what you consider to be a nonperforming loan. Please revise your future filings to clearly define what you consider to be a nonperforming loan and disclose the amount of such loans pursuant to Item III.C.1 of Industry Guide 3.

Item 5. Operating and Financial Review and Prospects, page 87

(A)(2) Operating Results – Historical Discussion and Analysis, page 98

Insurance Premiums and Claims on Insurance Activities, page 102

6. We note your discussion of insurance premiums on page 103 and that general insurance premiums (which consist of various types of property and casualty insurance) accounted for 43.4% of total premiums. In the interest of providing increased transparency into the significance of your various insurance activities, please revise your future filings to provide a breakdown of your insurance premiums by insurance type and ensure that premiums from significant property and casualty insurance products are separately disclosed. Consider providing this information in a tabular format.

(B) Liquidity and Capital Resources, page 106

7.   We note your disclosure that your average daily ratios of liquid assets as a percentage of
        short-term liabilities significantly exceeded SBS requirements, demonstrating your
        continuing excess liquidity. To supplement this discussion and provide increased
        transparency into your liquidity position, please consider providing tabular disclosure in
        your future filings of your available sources of excess liquidity, including liquid assets
        and available borrowing capacity.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 128

Trading Book, page 130

8.   In your disclosure on pages 130 through 132, you refer to the fact that you calculate,
        backtest and stress test VaR on a Group, or consolidated, basis. However, we note your
        statement on page 131 that, for disclosure purposes, you estimate minimum, maximum
        and average VaR for only BCP's trading book, which represents 80% of the total Group
        trading risk. We also note your statement on page 132 that BCP recorded one backtesting
        exception during 2011. Please address the following:

        •   Clarify in future filings whether the disclosure information included on pages 130
            through 132 addresses your VaR calculation for the entire consolidated Group or for
            only the BCP subsidiary, including the tabular disclosure of VaR by type of asset and
            VaR by risk type on page 131.

        •   If your disclosure does relate to the entire consolidated Group, please revise future
            filings to address why you present the minimum, maximum and average VaR for only
            the BCP subsidiary. Also, please disclose how you incorporate this information into
            your consolidated VaR results. Similarly, revise future filings to address why you
            disclose the number of backtesting exceptions for only the BCP subsidiary, and
            whether you perform backtesting procedures on the remaining 20% of your portfolio
            that is exposed to trading risk.

        •   If your disclosure relates only to the VaR calculation performed for the BCP
            subsidiary, please revise future filings to describe how you evaluate trading risk for
            the remaining 20% of your portfolio. In addition, explain how you aggregate the
            BCP VaR information with the remaining 20% in order to determine a consolidated
            Group VaR.

        •   You disclose that your VaR model incorporates 17 market risk factors. Please revise
            future filings to discuss the limitations of using such a small number of market risk
            factors in your analysis. Refer to Item 11(a)(4) of Form 20-F for guidance.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

9.   We refer you to your October 4, 2011 response to our prior comment 7, in which you
        indicated that you would include a dated and <u>signed</u> report from your independent auditor
        in future filings. Please amend this filing to include the dated and signed report of your
        independent auditor. Refer to Rule 2-02(a) of Regulation S-X and Item 302 of
        Regulation S-T.

Notes to the consolidated financial statements, page F-12

Note 11. Other assets and liabilities, page F-55

10.   We note your rollforward of your provision for sundry risks provided on page F-
        57. Please tell us and revise your future filings to clarify the types of provisions included
        in this balance and tell us how you considered the guidance in paragraph 87 of IAS 37 in
        determining that the nature of these items was sufficiently similar to warrant aggregation
        of them into a single class. In addition, please tell us whether you have any other classes
        of provisions for which disclosure is required under paragraphs 84-85 of IAS 37 and if
        so, where such disclosures are located. For example, it would appear that your allowance
        for indirect loan losses (which is classified within other liabilities) would appear to meet
        the definition of a provision under IAS 37, however it does not appear that you have
        provided separate disclosure of this provision but instead have included it within your
        allowance for loan losses disclosure which you presented in the aggregate for both direct
        (on-balance sheet) and indirect (off-balance sheet) loans.

Note 14. Technical reserves, insurance claims reserves and reserves for unearned premiums,
page F-62

11.   Your disclosure on pages F-23 and F-24 indicates that your insurance contract liabilities
        are comprised of claims reserves (including an estimate of IBNR) as well as provisions
        for unearned premiums and unexpired risks. Your tabular disclosure on pages F-62 and
        F-63, however, segregates your insurance contract liabilities into claims reserves (direct
        and assumed) and technical reserves, which do not appear to align with your definition of
        technical reserves disclosed on page 45. Please revise your future filings to more clearly
        link these disclosures, and provide more clarity around what constitutes a claims reserve
        versus a technical reserve for each type of insurance. Please also more clearly explain
        the activity in your rollforward of technical reserves on page F-63.

Note 29.7. Financial risk management – Fair value, page F-120

12.   We note that a significant amount of your fair value measurements are classified within
        Level 2 of the fair value hierarchy. We also note that you provide a brief, high level

discussion of the valuation techniques used to value such instruments on page F-123. Given the different types of financial instruments carried at fair value and the varying degrees of complexity associated with valuing such instruments, please revise your future filings to disclose the valuation methods and assumptions used in determining the fair value for each *class* of financial instrument pursuant to the guidance in paragraph 27 of IFRS 7. Consideration should also be given to providing this disclosure on a more granular level (e.g, by product type).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director